UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Highlands Bankshares, Inc.

(Name of Issuer)

Common Stock, $0.625 par value

(Title of Class of Securities)

430893107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 430893107	13G	Page 2 of 9

1	Names of Reporting Persons Siena Capital Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0
		6	Shared Voting Power 444,164
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 444,164
9	Aggregate Amount Beneficially Owned by Each Reporting Person 444,164
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.4%(1)
12	Type of Reporting Person (See Instructions)
PN

(1)

Based on 8,250,728 shares of Common Stock outstanding as of November 13, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 430893107	13G	Page 3 of 9

1	Names of Reporting Persons Siena Capital Partners Accredited, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0
		6	Shared Voting Power 6,600
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 6,600
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,600
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.1%(1)
12	Type of Reporting Person (See Instructions)
PN

(1)

Based on 8,250,728 shares of Common Stock outstanding as of November 13, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 430893107	13G	Page 4 of 9

1	Names of Reporting Persons Siena Capital Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5	Sole Voting Power 0
		6	Shared Voting Power 450,764
		7	Sole Dispositive Power 0
		8	Shared Dispositive Power 450,764
9	Aggregate Amount Beneficially Owned by Each Reporting Person 450,764
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.5%(1)
12	Type of Reporting Person (See Instructions)
OO

(1)

Based on 8,250,728 shares of Common Stock outstanding as of November 13, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 430893107	13G	Page 5 of 9

Item 1(a)	Name of Issuer:

Highlands Bankshares, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 1128

Abingdon, Virginia 24210-1128

Item 2(a)	Name of Person Filing:

(i)	Siena Capital Partners I, L.P.
(ii)	Siena Capital Partners Accredited, L.P.
(ii)	Siena Capital Partners GP, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

100 N. Riverside Plaza, Suite 1630

Chicago, Illinois 60606

Item 2(c)	Citizenship:

(i)	Siena Capital Partners I, L.P. is a Delaware limited partnership.
(ii)	Siena Capital Partners Accredited, L.P. is a Delaware limited partnership.
(ii)	Siena Capital Partners GP, LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.625 per share (“Common Stock”)

Item 2(e)	CUSIP Number:

430893107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)    Amount beneficially owned: Siena Capital Partners I, L.P. may be deemed to beneficially own 444,164 shares of Common Stock. Siena Capital Partners Accredited, L.P. may be deemed to own 6,600 shares of Common Stock and Siena Capital Partners GP, LLC may be deemed to beneficially own 450,764 shares of Common Stock. Siena Capital Partners GP, LLC is the general partner of Siena Capital Partners I, L.P. and Siena Capital Partners Accredited, L.P.

(b)    Percent of class: Siena Capital Partners I, L.P. may be deemed to beneficially own 5.4% of the Common Stock. Siena Capital Partners Accredited, L.P. may be deemed to beneficially own 0.1% of the Common Stock and Siena Capital Partners GP, LLC may be deemed to beneficially own 5.5% of the Common Stock. The percentages are based on 8,250,728 shares of Common Stock outstanding as of November 13, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2018.

CUSIP No. 430893107	13G	Page 6 of 9

(c)	Number of shares as to which Siena Capital Partners I, L.P. has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 444,164.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 444,164.

Number of shares as to which Siena Capital Partners Accredited, L.P. has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 6,600.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 6,600.

Number of shares as to which Siena Capital Partners GP, LLC has:

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote: 450,764.

(iii)	Sole power to dispose or direct the disposition of: 0.

(iv)	Shared power to dispose or to direct the disposition of: 450,764.

Each of Siena Capital Partners I, L.P. and Siena Capital Partners Accredited, L.P. disclaims beneficial ownership over the shares of Common Stock beneficially owned by the other.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

CUSIP No. 430893107	13G	Page 7 of 9

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 430893107	13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2019

SIENA CAPITAL PARTNERS I, L.P.

By:	Siena Capital Partners GP, LLC , its General Partner

	By:	/s/ Daniel Kanter
		Name:	Daniel Kanter
		Title:	President

SIENA CAPITAL PARTNERS ACCREDITED, L.P.

By:	Siena Capital Partners GP, LLC , its General Partner

	By:	/s/ Daniel Kanter
		Name:	Daniel Kanter
		Title:	President

SIENA CAPITAL PARTNERS GP, LLC

	By:	/s/ Daniel Kanter
		Name:	Daniel Kanter
		Title:	President

CUSIP No. 430893107	13G	Page 9 of 9

EXHIBIT 1 - JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the common stock of beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Date: February 6, 2019

SIENA CAPITAL PARTNERS I, L.P.

By:	Siena Capital Partners GP, LLC, its General Partner

	By:	/s/ Daniel Kanter
		Name:	Daniel Kanter
		Title:	President

SIENA CAPITAL PARTNERS ACCREDITED, L.P.

By:	Siena Capital Partners GP, LLC, its General Partner

	By:	/s/ Daniel Kanter
		Name:	Daniel Kanter
		Title:	President

SIENA CAPITAL PARTNERS GP, LLC

	By:	/s/ Daniel Kanter
		Name:	Daniel Kanter
		Title:	President